Exhibit 10.2

David J. West	100 Crystal A Drive
President and CEO	P. O. Box 810
Hershey, PA 17033-0810
Phone: 717-508-3900
Fax: 717-534-4055

June 16, 2008

Mr. Burton H. Snyder
Senior Vice President, General Counsel
    and Secretary

Dear Burt:

In recognition of your leadership and significant contributions, I’m pleased to confirm changes in your compensation.  As we discussed, both the Board and I are very interested in your continued employment through at least December 31, 2010.  On June 4, 2008, the Compensation and Executive Organization Committee (“Committee”) approved a special Restricted Stock Unit (RSU) retention award of 10,000 units.  The RSU’s shall vest in equal proportions on December 31, 2009 and December 31, 2010 and payment will be made in shares.  The details of your award will be provided by the compensation department shortly.

The Committee is also providing protection of your Supplemental Executive Retirement Plan (“SERP”) lump sum benefit in recognition that your continuing to work is not likely to add to, and could instead erode significantly, the value of the retirement benefits you have earned under the plan. Providing that you retire after December 31, 2008, at retirement you will receive an aggregate lump sum benefit equal to the greater of a)  $5,290,335; or b) the amount actually payable to you if greater under the SERP.  The terms of the SERP will otherwise apply, including those pertaining to the timing of payment following retirement and forfeiture in the event of termination for cause.

I trust these benefits demonstrate our commitment to retain you and sincerely thank you for your contributions as we continue to build the foundation for the company’s long-term prosperity.

                                                                                     Regards,

                            /s/ David J. West